UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submission of Matters to a Vote of Security Holders.

Voting Results.

At the 2018 Annual General Meeting of Shareholders of Amdocs Limited (the “Company”) held on January 26, 2018, the proposals listed below were submitted to a vote of the Company’s shareholders. The proposals are described in the Company’s proxy statement for the 2018 Annual General Meeting of Shareholders.

Proposal 1 – The election of eleven nominees to the Company’s Board of Directors each for a term of one year.

The 11 nominees named in the proxy statement were elected to serve as directors until the Company’s 2018 Annual General Meeting of Shareholders. Information as to the vote on each director standing for election is provided below:

Nominee	Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
Robert A. Minicucci	117,063,724	3,653,575	326,198	53,124
Adrian Gardner	116,453,938	4,453,165	136,394	53,124
John T. McLennan	116,793,179	4,111,896	138,422	53,124
Zohar Zisapel	117,554,230	3,353,839	135,428	53,124
Julian A. Brodsky	117,363,154	3,544,873	135,470	53,124
Eli Gelman	118,893,858	2,015,549	134,090	53,124
James S. Kahan	115,027,119	5,877,500	138,878	53,124
Richard T.C. LeFave	119,526,879	1,380,093	136,525	53,124
Giora Yaron	120,828,500	78,389	136,608	53,124
Ariane de Rothschild	120,847,819	57,664	138,014	53,124
Rafael de la Vega	120,825,862	81,979	135,656	53,124

Proposal 2 – The approval of an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.22 per share to $0.25 per share.

The shareholders approved an increase in the dividend rate under the Company’s quarterly cash dividend program from $0.22 per share to $0.25 per share. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
120,910,937	2,886	129,674	53,124

Proposal 3 – The approval of the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2017.

The shareholders approved the Company’s Consolidated Financial Statements for the fiscal year ended September 30, 2017. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
120,435,863	12,369	595,265	53,124

Proposal 4 – The ratification and approval of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2018, and until the next annual general meeting, and authorization of the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services.

The shareholders ratified and approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2018, and until the next annual general meeting, and authorized the Audit Committee of the Board of Directors to fix the remuneration of such independent registered public accounting firm in accordance with the nature and extent of its services. The voting results were as follows:

Votes For	Votes Against	Votes Abstaining	Broker Non-Votes
118,228,678	2,737,922	130,021	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

By:	/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: January 26, 2018